SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Register no. 1431 - 1

SUMMARY OF THE MINUTES OF THE 171st EXTRAORDINARY SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio, n° 800, Curitiba , State of Paraná. 2. DATE AND TIME: April 2, 2008 at 2:00 pm. 3. CALL NOTICE: The call notice was published in the Official Gazette of the State of Paraná and the newspapers O Estado do Paraná and Diário Comércio Indústria e Serviços – DCI. 4. QUÓRUM: Shareholders representing 58.66% of the voting capital, as per the signatures on page 42 of the Shareholders’ Attendance Book n° 3; 5. PRESIDING: JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman of the Board of Directors; FREDERICO MARÉS DE SOUZA FILHO – Chairman of the Shareholders’ Meeting; RUBENS GHILARDI – CEO; MARLOS GAIO - Secretary.

6. AGENDA AND RESOLUTIONS:

ITEM 1 – The newspapers to be used for the publications required by Federal Law 6404/76 and CVM Instruction 207/1994 were ratified, as resolved at the 52nd Annual Shareholders’ Meeting held on April 27, 2007, and in accordance with the results of the bidding process, whose winners were: a) area 1 (Curitiba) – Publisher: O Estado do Paraná S.A.; and b) area 2 (São Paulo) – Pirâmide Publicações Ltda., representing the newspaper Diário de São Paulo.

7. SIGNATURES: (a) CARLOS FREDERICO MARÉS DE SOUZA FILHO – Representative of the State of Paraná and Chairman of the Shareholders’ Meeting; RUBENS GHILARDI – Secretary of the Board of Directors and CEO of Copel; JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman of the Board of Directors; CLÓVIS LOPES DA SILVEIRA PURGATO - RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; THE MONETARY AUTHORITY OF SINGAPORE; THE MASTER T B OF JAPAN LTD RE MTBC400035147; FRANK RUSSELL INVESTMENT COMPANY PLC; THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; OHIO SCHOOL EMPLOYEES RETIREMENT SYSTEM; MARLOS GAIO – Secretary. --------------------------------------------------------------------------------------

The full text of the Minutes of the 171st Extraordinary Shareholders’ Meeting was drawn up on pages 176 and 177 of the Company’s Book no. 9, registered with the Trade Registry of the Paraná State under no. 00/010561-9 on March 23, 2000.

MARLOS GAIO
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.